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FORM 4
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

[ ] Check box if no longer
    subject to Section 16.
    Form 4 or Form 5
    obligations may continue.
    See Instruction 1(b).

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1.   Name and Address of Reporting Person

Scharf                           Gilbert                                   D.
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(Last)                           (First)                                (Middle)

c/o Maxcor Financial Group Inc.               Two World Trade Center, 84th Floor
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                                    (Street)

New York                            New York                               10048
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(City)                              (State)                                (Zip)
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2.   Issuer Name and Ticker or Trading Symbol

     Maxcor Financial Group Inc.
     (Common Stock: "MAXF")

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

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4.   Statement for Month/Year

     8/2001

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5.   If Amendment, Date of Original (Month/Year)

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6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)

[X]  Director                            [X]  10% Owner
[X]  Officer (give title below)          [ ]  Other (specify below)

President, Chairman of the Board and Chief Executive Officer
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7.   Individual or Joint/Group Filing (Check applicable line)

[X]  Form filed by One Reporting Person
[ ]  Form filed by More than One Reporting Person

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

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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1.  Title of Security                 2.  Transaction Date     3.  Transaction Code     4.  Securities Acquired (A) or
    (Instr. 3)                            (Month/Day/Year)         (Instr. 8)               Disposed of (D)
                                                                                            (Instr. 3, 4 and 5)
                                                               ---------------------------------------------------------------------
                                                                  Code         V            Amount        (A) or (D)        Price
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
a.  Common Stock, par value $.001              8/23/01             F                        44,151            D             $4.53
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b.  Common Stock, par value $.001              8/23/01             M                       100,000            A             $2.00
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c.  Common Stock, par value $.001
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

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5.  Amount of Securities Beneficially       6.  Ownership Form:                  7.  Nature of Indirect
    Owned at End of Month                       Direct (D) or Indirect (I)           Beneficial Ownership
    (Instr. 3 and 4)                            (Instr. 4)                           (Instr. 4)

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
a.                                                                              By Gilbert D. Scharf Living Trust (of
                                                                                which the Reporting Person is sole
                                                        I (1)                   trustee)
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b.                                                                              By Gilbert D. Scharf Living Trust (of
                                                                                which the Reporting Person is sole
             496,643                                    I (1)                   trustee)
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c.           661,839                                      D
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

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
          (e.g, puts, calls, warrants, options, convertible securities)

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
1. Title of Derivative Security    2. Conversion or     3. Transaction Date    4. Transaction    5. Number of Derivative Securities
   (Instr. 3)                         Exercise Price       (Month/Day/Year)       Code              Acquired (A) or Disposed of (D)
                                      of Derivative                               (Instr. 8)        (Instr. 3, 4 and 5)
                                      Security
                                                                               -----------------------------------------------------
                                                                                 Code     V                (A)              (D)
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a. Stock Option - right to buy           $2.00                 8/23/01            M                                       100,000
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b.
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c.
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

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
6. Date Exercisable       7. Title and Amount of Underlying   8. Price of     9. Number of      10. Ownership         11. Nature of
   and Expiration            Securities                          Derivative      Derivative         Form of               Indirect
   Date                      (Instr. 3 and 4)                    Security        Securities         Derivative            Beneficial
   (Month/Day/Year)                                              (Instr. 5)      Beneficially       Security:             Ownership
                                                                                 Owned at           Direct (D)            (Instr. 4)
------------------------------------------------------------                     End of Month       or Indirect (I)
Date         Expiration          Title       Amount or                           (Instr. 4)
Exercisable  Date                            Number of
                                             Shares
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a.  (2)       8/26/01         Common Stock    100,000                                 --                  D
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b.
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c.
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

Explanation of Responses:

(1) The reported transactions relate to the Reporting Person's exercise of a stock option grant and payment of the related exercise price through the delivery of shares of common stock held indirectly by the Reporting Person in the Gilbert D. Scharf Living Trust. Upon exercise of the option, the Reporting Person caused the shares of common stock receivable upon the exercise to be delivered to the Trust.

(2) The stock option was granted on August 27, 1996 and became exercisable in equal 20% increments on each of the 1st, 2nd, 3rd and 4th anniversaries of the date of grant and on January 1, 2001.




/s/ GILBERT D. SCHARF                            September 7, 2001
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**  Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

    Note. File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.